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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Huntsman Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

447011 10 7
(CUSIP Number)

Samuel D. Scruggs, 500 Huntsman Way, Salt Lake City, Utah 84108, (801) 584-5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HMP Equity Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 47,835,325
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 47,835,325

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,835,325

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 21.6%

14.	Type of Reporting Person (See Instructions) 00

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Huntsman Family Holdings Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Utah

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 47,835,325
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 27,965,325 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,835,325

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 21.6%

14.	Type of Reporting Person (See Instructions) 00

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jon M. Huntsman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States of America

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 69,640,225 (See Item 5)
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 49,770,225 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,640,225

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 31.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Peter R. Huntsman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States of America

Number of Shares		7.	Sole Voting Power 967,317 (See Item 5)
Beneficially
Owned by Each		8.	Shared Voting Power 47,835,325
Reporting
Person With		9.	Sole Dispositive Power 967,317 (See Item 5)

		10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 48,802,642

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 22.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MatlinPatterson Global Opportunities Partners L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 47,835,325
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 21,653,701 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,835,325

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 21.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MatlinPatterson Global Opportunities Partners B, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 47,835,325
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 21,653,701 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,835,325

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 21.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MatlinPatterson Global Opportunities Partners (Bermuda) L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 47,835,325
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 21,653,701 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,835,325

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 21.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MatlinPatterson Global Advisers LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 47,835,325
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 21,653,701 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,835,325

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 21.6%

14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David J. Matlin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States of America

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 47,835,325
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 21,653,701 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,835,325

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 21.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Christopher R. Pechock

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States of America

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 47,835,325
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 21,653,701 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,835,325

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 21.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MatlinPatterson Asset Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 47,835,325
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 21,653,701 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,835,325

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 21.6%

14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MatlinPatterson Global Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 47,835,325
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 21,653,701 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,835,325

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 21.6%

14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mark R. Patterson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States of America

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 47,835,325
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 21,653,701 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,835,325

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 21.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MatlinPatterson LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 47,835,325
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 21,653,701 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,835,325

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 21.6%

14.	Type of Reporting Person (See Instructions) HC

EXPLANATORY NOTE

        This Statement on Schedule 13D, as amended as of the date hereof (this "Statement"), is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): (i) HMP Equity Trust, a Delaware statutory trust ("HMP Trust"), (ii) Huntsman Family Holdings Company LLC, a Utah limited liability company ("Huntsman Family Holdings"), (iii) Jon M. Huntsman ("J. Huntsman"), (iv) Peter R. Huntsman ("P. Huntsman"), (v) David J. Matlin ("Matlin"), (vi) Christopher R. Pechock ("Pechock"), (vii) MatlinPatterson Global Opportunities Partners L.P., a Delaware limited partnership ("Matlin Partners (Delaware)"), (viii) MatlinPatterson Global Opportunities Partners B, L.P., a Delaware limited partnership (the "Opt-Out Fund"), (ix) MatlinPatterson Global Opportunities Partners (Bermuda) L.P., an exempt limited partnership organized under the laws of Bermuda ("Matlin Partners (Bermuda)" and together with Matlin Partners Delaware and Opt-Out Fund, the "Matlin Partnerships"), (x) MatlinPatterson Global Advisers LLC, a Delaware limited liability company, by virtue of its investment authority over securities held by the Matlin Partnerships ("Matlin Advisers"), (xi) MatlinPatterson Global Partners LLC, a Delaware limited liability company, as general partner of the Matlin Partnerships ("Matlin Global Partners"), (xii) MatlinPatterson Asset Management LLC, a Delaware limited liability company, as the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers ("Matlin Asset Management"), (xiv) MatlinPatterson LLC, a Delaware limited liability company, as the holder of all of the membership interests in Matlin Asset Management ("MatlinPatterson") and (xv) Mark R. Patterson and Matlin, each as a holder of 50% of the membership interests in MatlinPatterson. Matlin, Pechock, the Matlin Partnerships, Matlin Advisers, Matlin Global Partners, Matlin Asset Management, MatlinPatterson and Mark R. Patterson are collectively referred to as the "Matlin Parties." The foregoing entities and persons are collectively referred to as the "Reporting Persons." The administrative trustees of HMP Trust consist of J. Huntsman, P. Huntsman, Matlin and Pechock. All of the outstanding beneficial interests in HMP Trust are owned by Huntsman Family Holdings and the Matlin Partnerships.

        Except as amended and supplemented hereby, the original Schedule 13D filed by the Reporting Persons on February 22, 2005, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on March 9, 2005, as amended by Amendment No. 2 to Schedule 13D filed by the Reporting Persons on July 13, 2007 (collectively, the "Original Schedule 13D") remains in full force and effect and should be read together with this Statement. Unless otherwise indicated herein, all capitalized terms used herein shall have the meanings given to them in the Original Schedule 13D.

        On August 2, 2007, the Matlin Partnerships entered into an underwriting agreement (the "Underwriting Agreement") with Huntsman Corporation, a Delaware corporation (the "Company") and Credit Suisse Securities (USA) LLC (the "Underwriter") pursuant to which the Matlin Partnerships agreed to sell an aggregate of 56,979,062 Shares (the "Sale Shares"), subject to the terms and conditions of the Underwriting Agreement, for a price of $24.25 per share (the "Underwritten Sale"). The Underwritten Sale was completed on August 6, 2007. Prior to the consummation of the Underwritten Sale, HMP Trust distributed the Sale Shares to the Matlin Partnerships.

        This Statement is being filed on behalf of the Reporting Persons (i) to report the execution of the Underwriting Agreement and the completion of the Underwritten Sale and (ii) to clarify the effect of the Trust Amendment described in Item 4 of the Original Schedule 13D on the beneficial ownership of the Reporting Persons, as set forth in the cover pages and described in Item 5 of this Statement.

Item 4. Purpose of Transaction.

Item 4 is amended and supplemented by adding the following paragraph as the fourth paragraph from the bottom thereof.

        On August 2, 2007, the Matlin Partnerships entered into the Underwriting Agreement with the Company and the Underwriter pursuant to which the Matlin Partnerships agreed to sell an aggregate of 56,979,062 Shares, subject to the terms and conditions of the Underwriting Agreement, for a price of $24.25 per share. The Underwriting Agreement contains customary representations, warranties and indemnities. The Matlin Partnerships agreed in the Underwriting Agreement that, for a period of 60 days following the date of the Underwriting Agreement, they would not offer, sell, hedge, swap, contract to sell or transfer the economic consequences of ownership of or otherwise dispose of, directly or indirectly (except with the consent of the Underwriter, not to be unreasonably withheld), any Common Stock or securities that are substantially similar to Common Stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, Common Stock or any such substantially similar securities. The Underwritten Sale was completed on August 6, 2007. Prior to the consummation of the Underwritten Sale, HMP Trust distributed the Sale Shares to the Matlin Partnerships.

Item 4 is further amended and supplemented by deleting the third to the last paragraph thereof and replacing such paragraph with the following paragraph:

        The Company filed a registration statement on Form S-3 on July 31, 2007, which constitutes the First MP Registration. Except for the First MP Registration and as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule A to this Statement, has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, each of the Matlin Parties intends continuously to review its investment in the Company, and may in the future determine, either alone or as part of a group, (i) to dispose of all or a portion of the securities of the Company owned by it in the open market, in privately negotiated transactions or otherwise or (ii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results which require disclosure in response to paragraphs (a) through (j) of Item 4 of Schedule 13D. Notwithstanding anything contained herein, each of the Matlin Parties specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Matlin Parties currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Company's business and prospects; other developments concerning the Company and its businesses generally; other business opportunities available to the Matlin Parties; developments with respect to the businesses of the Matlin Parties; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Company.

Item 4 is further amended and supplemented by deleting the second to the last paragraph thereof and replacing such paragraph with the following paragraph:

        The foregoing discussion is qualified in its entirety by reference to the Trust Agreement, the Trust Amendment, the Hexion Merger Agreement, the Charitable Stockholder Voting Agreement, the MP Voting Agreement and the Underwriting Agreement, the terms of each of which are incorporated herein by reference to Exhibits 2, 5, 7, 8, 9 and 10, respectively, hereto.

Item 5. Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and restated as follows:

        (a)   HMP Trust is the direct owner of 47,835,325 Shares, or approximately 21.6% of the 221,913,556 Shares outstanding as of June 25, 2007. By virtue of the relationships described in Item 2 and Item 4 of this Statement, each of the other Reporting Persons may be deemed to share indirect beneficial ownership of all of the Shares owned by HMP Trust, and HMP Trust may significantly influence the management of the Company.

        Prior to the completion of the Underwritten Sale, pursuant to the terms of the Trust Agreement, HMP Trust held 76,849,062 Shares (or approximately 34.6% of our outstanding Shares) for the Matlin Partnerships, as the holder of all the Class A Trust Interests. Following the completion of the Underwritten Sale, pursuant to the terms of the Trust Agreement, HMP Trust now holds 19,870,000 Shares (or approximately 9.0% of our outstanding Shares) for the benefit of the Matlin Partnerships, as the holder of all the Class A Trust Interests. The Matlin Partnerships are required pursuant to the MP Voting Agreement to retain in HMP Equity Trust such 19,870,000 Shares through the closing of the Hexion Acquisition. Such 19,870,000 Shares may be sold, however, if the Company agrees that certain criteria are satisfied or if the new owner grants all voting rights with respect to the purchased Shares to HMP Trust or to J. Huntsman.

        Pursuant to the terms of the Trust Agreement, HMP Trust also holds: (i) 26,181,624 Shares (or approximately 11.8% of our outstanding Shares) for the benefit of Huntsman Family Holdings, as the holder of all of the Class B Trust Interests; and (ii) 1,783,701 Shares (less than 1% of our outstanding Shares) for the benefit of both the Matlin Partnerships, as the holder of all the Class A Trust Interests, and Huntsman Family Holdings, as the holder of all of the Class B Trust Interests.

        Pursuant to the Trust Agreement, (i) 4,680,657 of the Shares held for the benefit of the Matlin Partnerships will be allocated to the Matlin Partnerships in connection with the consummation of the Hexion Acquisition (such Shares are included in the 19,870,000 Shares described above) and (ii) the 1,783,701 Shares held for the benefit of both the Matlin Partnerships and Huntsman Family Holdings will be allocated to Huntsman Family Holdings immediately prior to the consummation of the Hexion Acquisition. In the event of an Alternative Transaction, of the 6,464,358 Shares described in the preceding sentence, Huntsman Family Holdings would be allocated a number of shares equal to 49,943,624 divided by the consideration per share to be paid in the Alternative Transaction, and the remaining Shares would be allocated to the Matlin Partnerships (which allocations would be made immediately prior to the consummation of the Alternative Transaction).

        Huntsman Family Holdings disclaims beneficial ownership of all of the Shares that are held by HMP Trust for the benefit of the Matlin Partnerships as determined pursuant to the terms of the Trust Agreement. Each of the Matlin Parties disclaims beneficial ownership of all of the Shares held by HMP Trust for the benefit of Huntsman Family Holdings as determined pursuant to the terms of the Trust Agreement. The filing of this Statement shall not be construed as an admission by any of the Reporting Persons that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of Shares owned by, or held for the benefit of, other parties.

        In addition to the foregoing, J. Huntsman may be deemed to be the beneficial owner of (i) 22,900 Shares held by the Karen H. Huntsman Inheritance Trust, by virtue of being the spouse of the trustee of such trust and (ii) the 21,782,000 Shares which he contributed to the Huntsman Foundation in the Contribution on June 25, 2007, by virtue of having the right to appoint all trustees on the Board of Trustees of the Huntsman Foundation and the right to remove any such trustees with or without cause or for any reason. J. Huntsman expressly disclaims beneficial ownership of any shares held by the Karen H. Huntsman Inheritance Trust or the Huntsman Foundation.

        P. Huntsman is also the beneficial owner of an additional 539,144 shares of restricted Common Stock and 428,173 shares of Common Stock subject to stock options exercisable within 60 days.

        Matlin Global Partners serves as General Partner of each of the Matlin Partnerships. By reason of such relationships, Matlin Global Partners may be deemed to beneficially own the shares owned by Matlin Partners (Delaware). Matlin Advisers serves as investment advisor to the Matlin Partnerships. By reason of such relationships, Matlin Advisers may be deemed to beneficially own the shares owned by Matlin Partners (Delaware). Matlin Asset Management is the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers. By reason of such relationships, Matlin Asset Management may be deemed to beneficially own the shares owned by Matlin Partners (Delaware). MatlinPatterson is the holder of all of the membership interests in Matlin Asset Management. By reason of such relationship, MatlinPatterson may be deemed to beneficially own the shares owned by Matlin Partners (Delaware). Mark R. Patterson and Matlin are the holders of all of the membership interests in MatlinPatterson. By reason of such relationships, each of Mark R. Patterson and Matlin may be deemed to share voting and dispositive power over the shares owned by Matlin Partnerships.

        (b)   HMP Trust, J. Huntsman, P. Huntsman, Matlin and Pechock share voting power with respect to all of the 47,835,325 Shares owned by HMP Trust, which Shares represent 21.6% of the outstanding Shares as of the date of this Statement. Due to the relationships described in Items 6 and 5(a): (i) the Matlin Partnerships, as the holders of the Class A Trust Interests, share dispositive power with HMP Trust with respect to the 19,870,000 Shares currently allocated to the holders of the Class A Trust Interests pursuant to the terms of the Trust Agreement; (ii) Huntsman Family Holdings, as the holders of the Class B Trust Interests of HMP Trust, shares dispositive power with HMP Trust and J. Huntsman with respect to the 26,181,624 Shares currently allocated to the holders of the Class B Trust Interests pursuant to the terms of the Trust Agreement; and (iii) all of the Reporting Persons may share dispositive power with respect to the remaining 1,783,701 Shares held by HMP Trust until such time as such Shares are allocated to Huntsman Family Holdings immediately prior to the consummation of the Hexion Acquisition or an Alternative Transaction in accordance with the terms of the Trust Agreement.

        In addition to the shared voting power that J. Huntsman may hold with respect to the 47,835,325 Shares held by HMP Trust, J. Huntsman may also be deemed to have shared voting and dispositive power with respect to an additional (i) 22,900 Shares (less than 1% of our outstanding Shares) held by the Karen H. Huntsman Inheritance Trust, by virtue of being the spouse of the trustee of such trust and (ii) 21,782,000 Shares (9.8% of our outstanding Shares) which he contributed to the Huntsman Foundation in the Contribution on June 25, 2007, by virtue of having the right to appoint all trustees on the Board of Trustees of the Huntsman Foundation and the right to remove any such trustees with or without cause or for any reason. J. Huntsman expressly disclaims beneficial ownership of any shares held by the Karen H. Huntsman Inheritance Trust or the Huntsman Foundation. In addition to the shared voting power that P. Huntsman may hold with respect to the 47,835,325 Shares held by HMP Trust, P. Huntsman has sole voting and dispositive power with respect to an additional 539,144 Shares of restricted Common Stock (less than 1% of our outstanding Shares) and 428,173 shares of Common Stock subject to stock options exercisable within 60 days (less than 1% of our outstanding Shares).

        (c)   Except for the Underwritten Sale and the other transactions described herein, the Reporting Persons did not engage in any transactions with respect to the Shares since the filing of Amendment No. 2 to Schedule 13D by the Reporting Persons on July 13, 2007.

        (d)   Not applicable

        (e)   Not applicable

        For the avoidance of doubt, when the term "Trust Agreement" is used in this Item 5, it refers to the Trust Agreement as the same has been amended and modified by the Trust Amendment.

Item 7. Material to be Filed as Exhibits

Exhibit 1(*)	Joint Filing Agreement dated as of February 22, 2005 by and among HMP Equity Trust, Huntsman Family Holdings Company LLC, Jon M. Huntsman, Peter R. Huntsman, David J. Matlin, Christopher R. Pechock, MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners B, L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P., MatlinPatterson Global Advisers LLC, MatlinPatterson LLC, MatlinPatterson Asset Management LLC, Mark R. Patterson and MatlinPatterson Global Partners LLC.
Exhibit 2(*)
HMP Equity Trust Amended and Restated Trust Agreement, dated as of February 10, 2005, by and among HMP Equity Trust, Huntsman Family Holdings Company LLC, Jon M. Huntsman, Peter R. Huntsman, David J. Matlin, Christopher R. Pechock, Deutsche Bank Trust Company (solely as Delaware trustee), MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners B, L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P. and MatlinPatterson Global Advisers LLC.
Exhibit 3(*)
Amended and Restated Registration Rights Agreement, dated as of July 12, 2007 by and among Huntsman Corporation, Huntsman Family Holdings Company LLC, MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners B, L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P. and the other stockholders of Huntsman Corporation named therein (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on July 13, 2007).
Exhibit 4(*)	Restricted Stock Agreement between P. Huntsman and Huntsman Corporation. (incorporated by reference to Exhibit 10.22 to the Registration Statement on Form S-1 of Huntman Corporation (333-120749)).
Exhibit 5(*)
Amendment No. 1 to Amended and Restated Trust Agreement of HMP Equity Trust, dated as of July 12, 2007, by and among the administrative trustees of HMP Equity Trust, Huntsman Family Holdings Company LLC, MatlinPatterson Global Opportunities Partners, L.P., MatlinPatterson Global Opportunities Partners B, L.P. and MatlinPatterson Global Opportunities Partners (Bermuda) L.P.
Exhibit 6	[Reserved]
Exhibit 7(*)
Agreement and Plan of Merger dated as of July 12, 2007 by and among Hexion Specialty Chemicals, Inc., Nimbus Merger Sub Inc. and Huntsman Corporation (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on July 13, 2007).
Exhibit 8(*)	Voting Agreement, dated as of July 12, 2007, by and among Hexion Specialty Chemicals, Inc., The Jon and Karen Huntsman Foundation, Fidelity Charitable Gift Fund and Jon M. Huntsman.
Exhibit 9(*)
Voting Agreement, dated as of July 12, 2007, by and among Hexion Specialty Chemicals, Inc., MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners B, L.P. and MatlinPatterson Global Opportunities Partners (Bermuda) L.P.

Exhibit 10
Underwriting Agreement dated as of August 2, 2007, by and among MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners B, L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P., Huntsman Corporation and Credit Suisse Securities (USA) LLC (incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K filed on August 6, 2007)
Exhibit 24.1(*)	Power of Attorney for HMP Equity Trust
Exhibit 24.2(*)	Power of Attorney for Huntsman Family Holdings Company LLC
Exhibit 24.3(*)	Power of Attorney for Jon M. Huntsman
Exhibit 24.4(*)	Power of Attorney for Peter R. Huntsman

(*)
Previously filed as an exhibit to the Statement.

Signatures

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August 6, 2007	HMP Equity Trust
	By:	*
Huntsman Family Holdings Company LLC
	By:	*
* Jon M. Huntsman
* Peter R. Huntsman
/s/ DAVID J. MATLIN David J. Matlin
/s/ CHRISTOPHER R. PECHOCK Christopher R. Pechock
MatlinPatterson Global Opportunities Partners L.P.
	By:	MatlinPatterson Global Partners LLC, as general partner
	By:	/s/ MARK R. PATTERSON
	Name:	Mark R. Patterson
	Title:	Director
	*By:	/s/ SAMUEL D. SCRUGGS Samuel D. Scruggs Attorney-in-fact

MatlinPatterson Global Opportunities Partners B, L.P.
By:	MatlinPatterson Global Partners LLC, as general partner
By:	/s/ MARK R. PATTERSON
Name:	Mark R. Patterson
Title:	Director
MatlinPatterson Global Opportunities Partners (Bermuda) L.P.
By:	MatlinPatterson Global Partners LLC, as general partner
By:	/s/ MARK R. PATTERSON
Name:	Mark R. Patterson
Title:	Director
MatlinPatterson Global Advisers LLC
By:	/s/ MARK R. PATTERSON
Name:	Mark R. Patterson
Title:	Chairman
MatlinPatterson Asset Management LLC
By:	/s/ MARK R. PATTERSON
Name:	Mark R. Patterson
Title:	Chairman
MatlinPatterson Global Partners LLC
By:	/s/ MARK R. PATTERSON
Name:	Mark R. Patterson
Title:	Director
MatlinPatterson LLC
By:	/s/ MARK R. PATTERSON
Name:	Mark R. Patterson
Title:	Member
/s/ MARK R. PATTERSON Mark R. Patterson

SCHEDULE A

EXECUTIVE OFFICERS AND MANAGERS
OF
HUNTSMAN FAMILY HOLDINGS COMPANY LLC

        The name and titles of the executive officers and managers of Huntsman Family Holdings Company LLC and their principal occupations are set forth below. Unless otherwise indicated in the Statement, each such person is a United States citizen and the business address of each such person is 500 Huntsman Way, Salt Lake City, Utah 84108.

Name	Principal Occupation
Jon M. Huntsman	Chairman of Huntsman Corporation
Karen H. Huntsman	Retired
Peter R. Huntsman	President and CEO of Huntsman Corporation
David H. Huntsman	Self-employed
James H. Huntsman	Self-employed
Paul C. Huntsman	Self-employed
David S. Parkin	Self-employed
Richard R. Durham	Self-employed

A-1

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EXPLANATORY NOTE
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 7. Material to be Filed as Exhibits
Signatures
  SCHEDULE A
EXECUTIVE OFFICERS AND MANAGERS OF HUNTSMAN FAMILY HOLDINGS COMPANY LLC